UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the period of July 31, 2003

Commission File Number: 0-49918

FIRST POINT MINERALS CORP.
(Translation of registrant’s name into English)

Suite 906 - 1112 West Pender Street
Vancouver, B.C. V6E 2S1
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   ☒                       Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐                       No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

SUBMITTED HEREWITH

Exhibits

99.1	Press Release - First Point Receives Consultants Recommendations for Cacamuyá. Expanded Trenching Program Continues at Rio Luna - Dated June 24, 2003
99.2	Press Release - Size of Vein System at Rio Luna Increased, Continuity Confirmed Further Trenching Underway - Dated July 30, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

First Point Minerals Corp.
(Registrant)

	By:	/s/ Peter Bradshaw
Peter Bradshaw
President and Director

Date: July 31, 2003